SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Midstates Petroleum Company, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59804T407
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,393,078 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,393,078 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,393,078 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 59804T407	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Midstates Petroleum Company, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 321 South Boston, Suite 1000, Tulsa, Oklahoma, 74103.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation ("Fir Tree"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

The foregoing person is hereinafter sometimes collectively referred to as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 59804T407	SCHEDULE 13D	Page 4 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Fir Tree Funds acquired the Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

Item 4.	PURPOSE OF TRANSACTION

As described in the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on October 4, 2016, on September 28, 2016, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order Confirming Debtors' First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and Midstates Petroleum Company LLC (the "Debtor Affiliate") (the "Confirmation Order"), which approved and confirmed the First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliate (the "Plan"). The Plan was consummated on October 21, 2016 (the "Effective Date"). As part of the transactions undertaken pursuant to the Plan, the Fir Tree Funds received 6,393,078 shares of Common Stock and $15,941,184, all in exchange for $166,054,000 principal amount of the Issuer's 10.0% second lien senior secured notes due 2020, which were held by the Fir Tree Funds.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 59804T407	SCHEDULE 13D	Page 5 of 8 Pages

The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 25,000,000 shares of Common Stock reported to be outstanding as of the Effective Date in the Registration Statement on Form 8-A filed by the Issuer with the Securities Exchange Commission on October 21, 2016 (the "Form 8-A").

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4, the Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 59804T407	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer entered into a registration rights agreement with the Reporting Person on behalf of the Fir Tree Funds and certain pre-emergence creditors that received shares of Common Stock of the Issuer on the Effective Date (the "Holders"), dated as of October 21, 2016 (the "Registration Rights Agreement"), which provides resale registration rights for the Holders' Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 90 days of emergence. The Issuer is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 10.1 to the Form 8-A and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Registration Rights Agreement dated October 21, 2016 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.1 to the Form 8-A).

CUSIP No. 59804T407	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2016

FIR TREE INC.

/s/ James Walker
Name: James Walker
Title: Managing Director

CUSIP No. 59804T407	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Chairman of the Board	United States	Chairman of the Board of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
James Walker	Managing Director	United States	Managing Director of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036